Exhibit 99.3

News release...

Date: 21 July 2003

Ref: PR308g

Rio Tinto and BP to sell Kaltim Prima Coal
to PT Bumi Resources

Rio Tinto announced today that it has agreed to sell its 50 per cent interest in the Indonesian coal mining company PT Kaltim Prima Coal (KPC) to PT Bumi Resources Tbk., an Indonesian-controlled resources company, listed on the Jakarta Stock Exchange. Rio Tinto’s equal partner in KPC, BP, has reached a similar agreement with the result that, on completion of the sale, KPC will be wholly owned by PT Bumi Resources.

PT Bumi Resources will purchase Rio Tinto’s and BP’s interests in KPC for a cash price of US$500 million which includes assumed debt. Rio Tinto and BP will each receive 50% of the sales proceeds on completion which is anticipated in October 2003. The sale is subject to PT Bumi Resources shareholder and other approvals.

KPC operates a world class coal mine located near Sangatta in East Kalimantan, Indonesia. The mine produces approximately 18 million tonnes of steaming coal annually for export to markets in the Asia Pacific region, Europe and the United States. KPC directly employs about 2,700 people and contributes around US$450 million each year in export revenue to Indonesia.

PT Bumi Resources has interests in oil, natural gas and mining, hotel and tourism and related services and general trading. Established in 1973, it became a public company in 1990 and is fully listed on the Jakarta and Surabaya Stock Exchanges. PT Bumi Resources already owns PT Arutmin Indonesia – one of Indonesia’s largest coal producers.

Rio Tinto and BP will work with PT Bumi Resources to ensure a smooth transition of ownership and are committed to ensuring that there will be no impact on service to customers. KPC will brief staff and local communities on the transition process.

Cont…/

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